EXHIBIT 6.2

MANAGEMENT AGREEMENT

AMONG

NICO ECHO PARK, BENEFIT CORP.

NICO ECHO PARK OPERATING PARTNERSHIP, LP

AND

NICO ASSET MANAGEMENT LLC

TABLE OF CONTENTS

Article 1 DEFINITIONS	1
Article 2 APPOINTMENT	5
Article 3 DUTIES OF THE MANAGER	5
3.01 Offering Services	5
3.02 Acquisition Services	6
3.03 Asset Management Services	7
3.04 Accounting, Operational and Other Administrative Services	7
3.05 Securityholder Services	8
3.06 Financing Services	9
3.07 Disposition Services	9
Article 4 AUTHORITY OF MANAGER	9
4.01 Powers of the Manager	9
4.02 Approval by the Board	9
4.03 Modification or Revocation of Authority of Manager	10
Article 5 BANK ACCOUNTS	10
Article 6 RECORDS AND ACCESS	10
Article 7 LIMITATION ON ACTIVITIES	10
Article 8 FEES AND OTHER COMPENSATION	11
8.01 Asset Management Fees	11
8.02 Acquisition Fees	11
Article 9 EXPENSES	11
9.01 General	11
9.02 Payments to Manager	14
9.03 Non-Reimbursable Expenses	14
Article 10 OTHER SERVICES	14
Article 11 REIT MATTERS	15
Article 12 RELATIONSHIP OF MANAGER AND ECHO PARK ENTITIES; OTHER ACTIVITIES OF THE MANAGER	16
12.01 Relationship	16
12.02 Time Commitment	16
12.03 Investment Opportunities and Allocation	16
Article 13 TERM AND TERMINATION OF THE AGREEMENT	17
13.01 Term	17
13.02 Termination by the Company	17
13.03 Termination by the Manager	17
13.04 Payments on Termination and Survival of Certain Rights and Obligations	18
Article 14 ASSIGNMENT	18
Article 15 INDEMNIFICATION AND LIMITATION OF LIABILITY	19
15.01 Indemnification	19
15.02 Limitation on Indemnification	19
15.03 Limitation on Payment of Expenses	19
15.04 Indemnification by Manager	20
Article 16 DUTY OF CARE	20
Article 17 MISCELLANEOUS	20
17.01 Notices	20
17.02 Modification	21

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17.03 Severability	21
17.04 Construction	21
17.05 Entire Agreement	21
17.06 Waiver	21
17.07 Gender	21
17.08 Titles Not to Affect Interpretation	21
17.09 Counterparts	21
17.10 Remedies	21

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Management AGREEMENT

THIS Management AGREEMENT (this “Agreement”), dated as of the ___ day of __________, 2020 (the “Effective Date”), is entered into by and among, Nico Echo Park, Benefit Corp., a Maryland benefit corporation (the “Company”), Nico Echo Park Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership” and together with the Company and any subsidiaries of either of the Company or the Operating Partnership, collectively or individually as the context requires, the “Echo Park Entities”) and Nico Asset Management LLC, a Delaware limited liability company (the “Manager”). Capitalized terms used herein shall have the meanings ascribed to them in Article 1 below.

W I T N E S S E T H

WHEREAS, the Company intends to qualify as a REIT, and to invest its funds in Investments permitted by the terms of Sections 856 through 860 of the Code;

WHEREAS, the Company is the general partner of the Operating Partnership and intends to conduct all of its business and make all or substantially all Investments through the Operating Partnership;

WHEREAS, the Board wishes to appoint the Manager as manager of the Company and the other Echo Park Entities, and the Echo Park Entities desire to avail themselves of the knowledge, experience, sources of information, advice, assistance and certain facilities available to the Manager and to have the Manager undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the direction and supervision of, the Board, all as provided herein; and

WHEREAS, the Manager is willing to undertake to render such services, subject to the direction and supervision of the Board, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

Article 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings specified below:

Acquisition Expenses means any and all expenses incurred by the Echo Park Entities, the Manager or any of their Affiliates in connection with the selection, evaluation, acquisition, origination or development of any Investments, whether or not acquired or originated, as applicable, including, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on properties or other investments not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

Affiliate or Affiliated means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10.0% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10.0% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person. An entity shall not be deemed to control or be under common control with a program sponsored by the sponsor of the Company unless (A) the entity owns 10.0% or more of the voting equity interests of such program or (B) a majority of the Board (or equivalent governing body) of such program is composed of Affiliates of the entity.

Board means the board of directors of the Company, as of any particular time.

Bylaws means the bylaws of the Company, as amended from time to time.

Charter means the articles of incorporation of the Company, as amended from time to time.

Code means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Company means Nico Echo Park, Benefit Corp., a Maryland benefit corporation.

Distribution means any dividends or distributions of money or other property by the Echo Park Entities to Securityholders, including dividends or distributions that may constitute a return of capital for federal income tax purposes.

FINRA means the Financial Industry Regulatory Authority, Inc.

Formation and Offering Expenses means all fees and out-of-pocket expenses incurred in connection with the formation of the Echo Park Entities and the consummation of any Offering, including, without limitation, all fees and expenses incurred in connection with the offer and sale of the Shares or OP Units in the Initial Public Offering, including, without limitation, travel, legal, accounting (and to the extent that any lawyers, accountants or other professionals who are employees or contractors of the Manager or its Affiliates perform legal, accounting or other services in connection with any of the foregoing in lieu of or in conjunction with external legal counsel, auditors or third party professional service providers, the Manager is entitled to include a reasonable fee for such services; provided that the amounts charged for such employee and contractor charge-back services are reasonable in the Manager’s reasonable discretion and such reimbursement corresponds only to the portion of such employees’ business time spent on Echo Park Entities matters), filings, the cost of preparing the offering materials and the documentation in connection with the formation of the Echo Park Entities, and all other expenses incurred by the Echo Park Entities, the Manager or its Affiliates in connection with any Offering of the Shares or the OP Units.

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GAAP means generally accepted accounting principles as in effect in the United States of America from time to time.

Gross Proceeds means the aggregate purchase price of all Shares sold for the account of the Company through an Offering, without deduction for Formation and Offering Expenses.

Initial Public Offering means the initial public offering of Shares qualified on Offering Statement No. ______________ on Form 1-A.

Investments means any investments by the Echo Park Entities in Properties, Loans and all other investments in which the Echo Park Entities may acquire an interest, either directly or indirectly, including through ownership interests in a Joint Venture, pursuant to the Company’s Charter, Bylaws and the investment objectives and policies adopted by the Board from time to time, other than short-term investments acquired for purposes of cash management.

Joint Venture means any joint venture, limited liability company, partnership or other entity pursuant to which the Echo Park Entities are a co-venturer or partner with respect to the ownership of any Investments.

Loans means mortgage loans and other types of debt financing investments made by the Echo Park Entities, either directly or indirectly, including through ownership interests in a Joint Venture, including, without limitation, mezzanine loans, B-notes, bridge loans, convertible debt, wraparound mortgage loans, construction mortgage loans, loans on leasehold interests, and participations in such loans.

Manager means (i) Nico Asset Management LLC, a Delaware limited liability company, or (ii) any successor Manager to the Echo Park Entities.

NAV means the net asset value of the Company or the Operating Partnership, as applicable, as determined in accordance with the procedures outlined in the Company’s Bylaws applied mutatis mutandi to the Company or Operating Partnership, as applicable.

Offering means any offering of Shares (including the Initial Offering).

Offering Statement means the offering statement filed by the Company with the SEC on Form 1-A (Reg. No. _____________), as amended from time to time, in connection with the Initial Public Offering.

Operating Expenses means all third party charges and out-of-pocket costs and expenses incurred by the Manager or its Affiliate that are related to the operations of the Echo Park Entities, including, without limitation, those related to (i) forming and operating subsidiaries, (ii) Acquisition Expenses, (iii) marketing and technology, (iv) the acquisition, ownership, management, financing, hedging of interest rates on financings, or sale of investments, (v) meetings with or reporting to Securityholders, (vi) accounting, auditing, research, consulting, tax return preparation, financial reporting, and legal services, risk management services and insurance, including without limitation to protect the Echo Park Entities, the Manager, its Affiliates, and Securityholders in connection with the performance of activities related to Echo Park Entities, (vii) the Echo Park Entities’ indemnification pursuant to Article 15 of this Agreement, (viii) litigation, (ix) borrowings of the Echo Park Entities, (x) liquidating the Echo Park Entities, (xi) any taxes, fees or other governmental charges levied against the Echo Park Entities and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Echo Park Entities, (xii) travel costs associated with investigating and evaluating investment opportunities (whether or not consummated) or making, monitoring, managing or disposing of investments, and (xiii) the costs of any third parties retained to provide services to Echo Park Entities.

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Operating Partnership means Nico Echo Park Operating Partnership, LP, a Delaware limited partnership formed to own and operate Investments on behalf of the Echo Park Entities.

Operating Partnership Agreement means the agreement of limited partnership of the Operating Partnership between the Company, as general partner, and the limited partners, as amended, modified or amended and restated from time to time.

OP Unitholders means the holders of OP Units.

OP Units means the units of limited partnership interest in the Operating Partnership.

Person means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c) (17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Plan means any Distribution reinvestment plan or optional cash purchase plan of the Echo Park Entities.

Property or Properties means any real property or properties transferred or conveyed to the Echo Park Entities, either directly or indirectly, including through ownership interests in a Joint Venture.

Property Manager means an entity that has been retained to perform and carry out property management services at one or more of the Properties, excluding persons, entities or independent contractors retained or hired to perform facility management or other services or tasks at a particular Property, the costs for which are passed through to and ultimately paid by the tenant at such Property.

REIT means a “real estate investment trust” under Sections 856 through 860 of the Code.

SEC means the United States Securities and Exchange Commission.

Securityholders means, collectively, the Stockholders and the OP Unitholders

Shares means shares of common stock of the Company, par value $.01 per share.

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Stockholders means the registered holders of the Shares.

Termination Date means the date of termination of the Agreement determined in accordance with Article 13 hereof.

Article 2

APPOINTMENT

The Board hereby appoints the Manager to serve as the Company’s and the other Echo Park Entities’ manager and asset manager on the terms and conditions set forth in this Agreement, and the Manager hereby accepts such appointment.

Article 3

DUTIES OF THE MANAGER

The Manager is responsible for managing, operating, directing and supervising the operations and administration of the Echo Park Entities and their assets. The Manager undertakes to use its commercially reasonable efforts to present to the Echo Park Entities potential investment opportunities, to make investment decisions on behalf of the Echo Park Entities subject to the limitations in the Company’s Charter, the direction and oversight of the Board and Section 4.03 hereof, and to provide the Company with a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Board. In addition, the Manager shall provide the Company with a portion of its management team, including a chief executive officer and president and such other positions as requested by Board, along with appropriate support personnel, to provide the management services to be provided by the Manager pursuant to this Agreement. Subject to the limitations set forth in this Agreement, including Article 4 hereof, and the continuing and exclusive authority of the Board over the management of the Company, the Manager shall, either directly or by engaging an Affiliate or third party, perform the following duties:

3.01           Offering Services. The Manager shall manage and supervise:

(i)          Development of the Initial Public Offering and any subsequent Offering approved by the Board, including the determination of the specific terms of the securities to be offered by the Company (provided that the Board shall set any offering price), preparation of all offering and related documents, and obtaining all required regulatory approvals of such documents;

(ii)         Preparation and approval of all marketing materials contemplated to be used by the Manager or others relating to the Offering;

(iii)        Negotiation and coordination with the transfer agent for the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

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(iv)        Creation and implementation of various technology and electronic communications related to an Offering; and

(v)         All other services related to the Offering, other than services that the Company elects to perform directly or would require the Manager to register as a broker-dealer with the SEC, FINRA or any state.

3.02           Acquisition Services.

The Manager shall:

(i)          Approve and oversee the Echo Park Entities’ overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

(ii)         Serve as the Echo Park Entities’ investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;

(iii)        Periodically review the Company’s investment guidelines and make recommendation for revisions to the Board;

(iv)        Structure the terms and conditions of the Echo Park Entities’ acquisitions, sales and joint ventures;

(v)         Enter into leases and service contracts for the properties and other Investments;

(vi)        Approve and oversee the Company’s debt financing strategies;

(vii)       Approve joint ventures, limited partnerships and other such relationships with third parties;

(viii)      Determine any potential liquidity transaction, subject to the approval of the Board;

(ix)         Obtain market research and economic and statistical data in connection with the Echo Park Entities’ Investments and investment objectives and policies;

(x)          Oversee and conduct the due diligence process related to prospective Investments;

(xi)         Prepare reports regarding prospective Investments which include recommendations and supporting documentation necessary for the Manager’s investment committee to evaluate the proposed Investments; and

(xii)        Negotiate and execute approved Investments and other transactions.

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3.03           Asset Management Services.

The Manager shall:

(i)           Investigate, select, and, on behalf of the Echo Park Entities, engage and conduct business with such Persons as the Manager deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all Persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services;

(ii)          Monitor applicable markets and obtain reports (which may be prepared by the Manager or its Affiliates) where appropriate, concerning the value of Investments of the Echo Park Entities;

(iii)         Monitor and evaluate the performance of Investments of the Echo Park Entities, provide management services to the Echo Park Entities and perform and supervise the various management and operational functions related to the Echo Park Entities’ Investments;

(iv)         Formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of Investments on an overall portfolio basis; and

(v)          Coordinate and manage relationships between the Echo Park Entities and any Joint Venture partners.

3.04           Accounting, Operational and Other Administrative Services.

The Manager shall:

(i)           Manage and perform the various administrative functions necessary for the management of the day-to-day operations of the Echo Park Entities;

(ii)          Calculate the Company’s NAV in accordance with the procedures outlined in the Company’s Bylaws on a quarterly basis following the first anniversary of the commencement of the Initial Public Offering;

(iii)         Provide or arrange for administrative services and items, legal and other services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Echo Park Entities’ business and operations;

(iv)         Provide financial and operational planning services and portfolio management functions;

(v)          Maintain accounting data and any other information concerning the activities of the Echo Park Entities as shall be needed to prepare and file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

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(vi)         Maintain, or arrange for the maintenance of, all appropriate books and records of the Echo Park Entities;

(vii)        Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

(viii)       Supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the Echo Park Entities;

(ix)          Provide the Echo Park Entities with all necessary cash management services;

(x)           Manage and coordinate with the transfer agent the Distribution process and payments to Securityholders; provided that the Board shall set applicable record dates;

(xi)          Manage and coordinate with the transfer agent and/or administrator the process of (x) reinvesting Securityholder Distributions and (y) accepting Securityholder payments pursuant to any Plan adopted by the Echo Park Entities;

(xii)         Evaluate and obtain adequate insurance coverage based upon risk management determinations;

(xiii)        Provide the officers of the Company and the Board with timely updates related to the overall regulatory environment affecting the Echo Park Entities, as well as managing compliance with such matters;

(xiv)        Evaluate the Company’s corporate governance structure and appropriate policies and procedures related thereto; and

(xv)         Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Echo Park Entities to comply with applicable law.

3.05           Securityholder Services.

The Manager shall:

(i)            Make recommendations to the Board regarding the Company’s Distribution policy;

(ii)           Approve amounts available for redemptions of Shares subject to the Board’s right to reject redemption requests; and

(iii)          Manage communications with the Securityholders, including answering phone calls, preparing and sending written and electronic reports and other communications.

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3.06           Financing Services.

The Manager shall:

(i)            Identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

(ii)           Negotiate terms, arrange and execute financing agreements;

(iii)          Manage relationships between the Echo Park Entities and its lenders; and

(iv)          Monitor and oversee the service of the Echo Park Entities’ debt facilities and other financings.

3.07           Disposition Services.

The Manager shall:

(i)            Consult with the Board and provide assistance with the evaluation and approval of potential asset dispositions, sales or other liquidity events; and

(ii)           Structure and negotiate the terms and conditions of transactions pursuant to which Investments may be sold.

Article 4

AUTHORITY OF MANAGER

4.01           Powers of the Manager. Subject to the express limitations set forth in this Agreement and the continuing and exclusive authority and control of the Board over the management of the Company, the power to direct the management, operation and policies of the Company, including making, financing and disposing of Investments, and the performance of those services described in Article 3 hereof, shall be vested in the Manager, which shall have the power by itself and shall be authorized and empowered on behalf and in the name of the Company to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under this Agreement. The Manager shall have the power to delegate all or any part of its rights and powers to manage and control the business and affairs of the Echo Park Entities to such officers, employees, Affiliates, agents and representatives of the Manager or the Echo Park Entities as it may deem appropriate. Any authority delegated by the Manager to any other Person shall be subject to the limitations on the rights and powers of the Manager specifically set forth in this Agreement or the Charter.

4.02           Approval by the Board. Notwithstanding the foregoing, the Manager may not take any action on behalf of the Echo Park Entities without the prior approval of the Board or duly authorized committees thereof if the Charter or Maryland General Corporation Law require the prior approval of the Board. The Manager will deliver to the Board or a committee of the Board, as applicable, all documents required by it to evaluate any investment, financing or disposition or for any other purpose as the Board may request. The Company acknowledges that in certain circumstances, Max Levine and/or John Chaffetz may provide a guaranty, including without limitation a non-recourse carveout guaranty, in connection with the financing of a Property subject to the approval of such financing (or the acquisition of such Property encumbered by such financing) by the Board. Notwithstanding the provisions contained in this Section 4.02, with respect to such Property(ies), the Manager shall have the right to veto any action the Board may request the Manager to take with respect to such Property(ies) as long as either Messrs. Levine or Chaffetz continue to be obligated under such guarantees.

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4.03           Modification or Revocation of Authority of Manager. The Board may, at any time upon the giving of notice to the Manager, modify or revoke the authority or approvals set forth in Article 3 and this Article 4 hereof; provided, however, that such modification or revocation shall be effective upon receipt by the Manager and shall not be applicable to investment transactions to which the Manager has committed the Echo Park Entities prior to the date of receipt by the Manager of such notification.

Article 5

BANK ACCOUNTS

The Manager may establish and maintain one or more bank accounts in its own name for the account of the Echo Park Entities or in the name of the Echo Park Entities and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Echo Park Entities, under such terms and conditions as the Board may approve, provided that no funds shall be commingled with the funds of the Manager. The Manager shall from time to time render appropriate accountings of such collections and payments to the Board and the independent auditors of the Echo Park Entities.

Article 6

RECORDS AND ACCESS

The Manager, in the conduct of its responsibilities to the Echo Park Entities, shall maintain adequate and separate books and records for the Echo Park Entities’ operations in accordance with GAAP, which shall be supported by sufficient documentation to ascertain that such books and records are properly and accurately recorded. Such books and records shall be the property of the Echo Park Entities and shall be available for inspection by the Board and by counsel, auditors and other authorized agents of the Company, at any time or from time to time during normal business hours. The Manager shall at all reasonable times have access to the books and records of the Echo Park Entities.

Article 7

LIMITATION ON ACTIVITIES

Notwithstanding any provision in this Agreement to the contrary, the Manager shall not take any action that, in its sole judgment made in good faith, would (i) adversely affect the ability of the Company to qualify or continue to qualify as a REIT under the Code unless the Board has determined that the Company will not seek or maintain REIT qualification for the Company, (ii) subject the Echo Park Entities to regulation under the Investment Company Act of 1940, as amended, (iii) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over any of the Echo Park Entities, the Shares, the OP Units or other securities of the Echo Park Entities, (iv) require the Echo Park Entities or the Manager to register as a broker-dealer with the SEC or any state, or (v) violate the Charter, Bylaws or Operating Partnership Agreement. In the event an action that would violate (i) through (v) of the preceding sentence but such action has been ordered by the Board, the Manager shall notify the Board of the Manager’s judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board. In such event, the Manager shall have no liability for acting in accordance with the specific instructions of the Board so given.

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Article 8

FEES AND OTHER COMPENSATION

8.01           Asset Management Fees. The Echo Park Entities shall pay the Manager as compensation for the services described in Article 3 hereof (other than acquisition services, which shall be compensated separately) a quarterly asset management fee in an amount equal to an annualized rate of 1.50%, which, until one year after the initial stockholders are admitted to the Company pursuant to the Initial Public Offering will be based on (i) the Company’s Gross Proceeds as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of OP Units (or the value of the OP Units, in the case of exchanges or contributions to the Operating Partnership) to the limited partners of the Operating Partnership (other than the Company and its wholly owned subsidiaries) as of the end of such fiscal quarter; and thereafter will be based on the Echo Park Entities’ NAV (on a consolidated basis) at the end of each fiscal prior quarter.

8.02           Acquisition Fees. The Echo Park Entities shall pay the Manager as compensation for acquisition services a fee equal to 2.0% of the amount of the purchase price of any Investment acquired by the Echo Park Entities (the “Acquisition Fee”).

Article 9

EXPENSES

9.01           General. In addition to the compensation paid to the Manager pursuant to Article 8 hereof, the Echo Park Entities shall pay directly or reimburse the Manager for all Operating Expenses paid or incurred by the Manager or its Affiliates on behalf of the Echo Park Entities or in connection with the services provided to the Echo Park Entities pursuant to this Agreement, including, but not limited to:

(i)            All Formation and Offering Expenses;

(ii)           all fees, costs and expenses related to the acquisition, improvement, development, maintenance, ownership, operation, monitoring, financing, refinancing, hedging and/or sale of the Investments (including, without limitation, fees, costs and expenses incurred as a result of proposed investments in future assets that are not consummated, to the extent not reimbursed by a third party, including fees, costs and expenses that would have been allocable to co-investors had such proposed transaction or investment been consummated, if the amount allocable to such co-investors is not paid by such parties);

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(iii)          fees, costs and expenses related to marketing and technology;

(iv)          fees and expenses for legal, audit, accounting, tax preparation, research, valuation, administration and third party consulting services (and to the extent that any lawyers, accountants or other professionals who are employees of or contracted by the Manager or its Affiliates perform legal, accounting or other services in connection with any of the foregoing in lieu of or in conjunction with external legal counsel, auditors or third party professional service providers, the Manager is allowed to include a reasonable fee for such services; provided that the amounts charged for such services are reasonable in the Manager’s reasonable discretion and such reimbursement corresponds only to the portion of such employees’ business time spent on Echo Park Entities’ matters);

(v)           fees, costs and expenses associated with asset management and property management services (which may be payable to or reimbursed to an Affiliate of the Manager), including, without limitation, (a) hiring, supervising, and termination of external property management personnel, including, but limited to, property managers, brokers and leasing agents; (b) negotiating leases; (c) coordinating development, redevelopment and construction, (d) zoning and permits; (e) broken deal expenses; (f) financial performance analysis; (g) variance analysis; (h) annual budgeting; (i) cash forecasting; (j) capital expenditure plan formulation; (k) asset valuation; and (l) all other Echo Park Entities-specific asset and property management services specifically tailored to or associated with Investments;

(vi)          litigation expenses, including any expenses incurred in connection with any threatened, pending or anticipated litigation, examination or proceeding, including the amount of any settlements or judgments in connection therewith and amounts relating to indemnification obligations under the Bylaws and Charter;

(vii)         the charges and expenses associated with bookkeeping or the preparation and distribution of financial statements, tax returns, Form 1099s, Schedule K-1s, capital call and distribution notices and reports to Securityholders (including, without limitation, any software or online data portal used in connection with such reporting);

(viii)        the charges and expenses of maintaining the Echo Park Entities’ bank accounts and of any banks, custodians or depositories appointed for the safekeeping of any funds received in connection with subscriptions before the applicable record date for such shares or other property of the Echo Park Entities, including the costs of bookkeeping and accounting services;

(ix)           all expenses incurred by the Manager or its Affiliates in its capacity as the Operating Partnership’s “partnership representative” or by any “designated individual” of the Operating Partnership or any similar roles;

(x)            the costs and expenses relating to meetings of, or reporting to, the Manager’s Investment Committee, if any, incurred on the Echo Park Entities’ behalf;

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(xi)            the costs and expenses of technology related to research and monitoring of Investments, including, without limitation, market information systems and publications, research publications and materials, including, without limitation, new research and quotation equipment and services;

(xii)          all technology related expenses, including, without limitation, (x) any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors or (y) reasonable expenses of Affiliates or (z) technology service providers and related software/hardware utilized in connection with the Echo Park Entities accounting, investment and operational activities;

(xiii)         travel and entertainment expenses associated with investigating, evaluating, acquiring, making, monitoring, managing or disposing of investments incurred by any person responsible for matters related to the Echo Park Entities, including personnel of Manager and its Affiliates, and ordinary travel expenses for third-party legal and other service professionals in connection with services provided to the Echo Park Entities;

(xiv)         any taxes, fees or other governmental charges levied against the Echo Park Entities and all expenses incurred in connection with any tax filing, tax audit, investigation, settlement or review of the Echo Park Entities;

(xv)           interest on and fees and expenses relating to borrowings of the Echo Park Entities;

(xvi)          expenses related to the formation of any subsidiary or entity formed for the purpose of acquiring or holding any Investment;

(xvii)        costs of risk management services and insurance for the Echo Park Entities or the Investments, including insurance to protect the Manager and its Affiliates in connection with the performance of activities related to the Echo Park Entities;

(xviii)       expenses incurred in connection with any amendment to any joint venture agreements or any similar arrangements with co-investors or soliciting any consent or approval related thereto;

(xix)          fees, costs and expenses incurred in connection with communications by the Echo Park Entities with the Securityholders (including, without limitation, any software or online data portal);

(xx)            fees, costs and expenses incurred in connection with government and regulatory filings, including, without limitation, this offering statement on Form 1-A, annual reports on Form 1-K, semi-annual reports on Form 1-SA, current reports on Form 1-U, special financial reports on Form 1-K and Form 1-SA; and exit reports on Form 1-Z;

(xxi)          fees, costs and expenses relating to defaulting joint venture partners or co-investors;

(xxii)         expenses incurred in connection with liquidating the Echo Park Entities;

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(xxiii)        the costs of any third parties retained to provide services to the Echo Park Entities; and

(xxiv)        all other expenses not specifically provided for above that are incurred by the Manager or its Affiliates in connection with operating the Echo Park Entities or performing the duties of the Manager under this Agreement.

9.02           Payments to Manager. Expenses incurred by the Manager on behalf of the Echo Park Entities and reimbursable pursuant to this Article 9 shall be reimbursed no less than monthly to the Manager. The Manager shall prepare a statement documenting the expenses of the Echo Park Entities during each quarter and shall deliver such statement to the Echo Park Entities within 45 days after the end of each quarter.

9.03           Non-Reimbursable Expenses. Personnel and related employment costs incurred by the Manager or its Affiliates in performing the services described in Article 3 hereof, including salaries and wages, benefits and overhead of all employees directly involved in the performance of such services, shall be paid for by the Manager and are not subject to reimbursement by the Echo Park Entities.

Article 10

OTHER SERVICES

Should (i) the Echo Park Entities request that the Manager or any manager, officer or employee thereof render services for the Echo Park Entities other than as set forth in this Agreement or (ii) there are changes to the regulatory environment in which the Manager or Echo Park Entities operate that would increase significantly the level of services performed such that the costs and expenses borne by the Manager for which the Manager is not entitled to separate reimbursement for personnel and related employment direct costs and overhead under Article 9 of this Agreement would increase significantly, such services shall be separately compensated at such rates and in such amounts as are agreed by the Manager and the Board, subject to the limitations contained in the Articles of Incorporation, and shall not be deemed to be services pursuant to the terms of this Agreement.

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Article 11

REIT MATTERS

Manager acknowledges that it has been advised that the Company has elected or may elect to be characterized as a REIT, and agrees that the business and affairs of the Echo Park Entities shall be managed with a view to minimizing (i) the amount of gross income received by the Echo Park Entities (directly or indirectly) that would not constitute (A) “rents from real property” as defined in Section 856 of the Code or (B) interest, dividends, gain from sales or other types of income, in each case, described in Section 856(c)(3) of the Code, (ii) the amount of any income received by the Echo Park Entities (directly or indirectly) from any “prohibited transactions” as defined in Section 857(b)(6)(B)(iii) of the Code (together with the income described in clause (i) of this sentence, “Bad REIT Income”) and (iii) the amount of assets held by the Echo Park Entities (directly or indirectly) that are not “real estate assets” (within the meaning of Section 856(c)(5)(B)) or other types of assets described in Section 856(c)(4)(A) of the Code (“Bad REIT Assets”).  Manager and the Echo Park Entities agree that the Echo Park Entities shall be entitled to exercise any vote, consent, election or other right under this Agreement with a view to avoiding (or minimizing) the amount of Bad REIT Income or Bad REIT Assets of the Echo Park Entities or any material risk that a the Company could be disqualified as a REIT under the Code or could be subject to any additional taxes under Section 857 of the Code or Section 4981 of the Code, in each case, without regard to whether conducting the business of the Echo Park Entities in such manner would maximize either pre-tax or after-tax profit of Manager or the Echo Park Entities.  Without the prior written consent of the Board, Manager, with respect to the Echo Park Entities, shall not (i) enter into any lease pursuant to which the determination of any rent to be received (directly or indirectly) by the Echo Park Entities depends in whole or in part on the income or profits of any person (other than amounts based upon a fixed percentage or percentages of receipts or sales); (ii) enter into any lease pursuant to which the Echo Park Entities shall receive (directly or indirectly) rents attributable to personal property except for a lease pursuant to which the personal property is leased in connection with the lease of real property and the rent attributable to the personal property for any taxable year does not exceed 15% of the total rent for such year with respect to such lease; (iii) enter into any arrangement pursuant to which the Echo Park Entities would receive (directly or indirectly) any “impermissible tenant service income” within the meaning of Section 856(d)(7) of the Code; (iv) undertake any sales or dispositions of property as a dealer for federal income tax purposes which sales would be treated as “prohibited transactions” pursuant to Section 857(b)(6)(B)(iii) of the Code; or (v) otherwise engage in any transaction which would, or likely would, result in the Echo Park Entities receiving more than a de minimis amount of Bad REIT Income or owning more than a de minimis amount of Bad REIT Assets.  In structuring the Echo Park Entities transactions, Manager and the Echo Park Entities shall consider the use of a taxable REIT subsidiary (each a “TRS”) or an affiliate of a TRS (together with a TRS, each a “TRS Entity”) to own or lease all or portions of the Property or to perform certain services with respect to the Property to minimize the impact of Bad REIT Income.  In connection therewith, the Echo Park Entities shall, in its sole discretion, have the unilateral right to (x) lease all or any portion of the Property (a “TRS Lease”) to a TRS Entity or (y) enter into a services agreement with a TRS Entity to have such TRS Entity perform certain services (including, but not limited to, any non-customary services) with respect to the Property (the “TRS Services Agreement”).  Upon such election by the Echo Park Entities, Manager will cooperate to facilitate the implementation of the TRS Lease or TRS Services Agreement, including, without limitation, entering into an agreement to provide similar services (but not duplicative) to such TRS Entity as under this Agreement, and any corresponding amendment to this agreement to take into account such TRS Entity, and the Echo Park Entities shall have the right to cause such TRS Entity to pay its allocated share of the fees and expenses payable to Manager hereunder.  The form of such agreement, and any corresponding amendments to this Agreement, shall be reasonably satisfactory to Manager and the Echo Park Entities.  Manager shall provide any information related to the Echo Park Entities and/or any Property that is reasonably requested by the Echo Park Entities with respect to REIT qualification matters of the Company.

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Article 12

RELATIONSHIP OF MANAGER AND ECHO PARK ENTITIES;
OTHER ACTIVITIES OF THE MANAGER

12.01        Relationship. The Echo Park Entities and the Manager are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers. Nothing herein contained shall prevent the Manager from engaging in other activities, including, without limitation, the rendering of advice to other Persons (including other REITs) and the management of other programs advised, sponsored or organized by the Manager or its Affiliates. Nor shall this Agreement limit or restrict the right of any manager, director, officer, employee or equityholder of the Manager or its Affiliates to engage in any other business or to render services of any kind to any other Person. The Manager may, with respect to any investment in which the Echo Park Entities are a participant, also render advice and service to each and every other participant therein. The Manager shall promptly disclose to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, that creates or could create a conflict of interest between the Manager’s obligations to the Echo Park Entities and its obligations to or its interest in any other Person.

12.02        Time Commitment. The Manager shall, and shall cause its Affiliates and their respective employees, officers and agents to, devote to the Echo Park Entities such time as shall be reasonably necessary to conduct the business and affairs of the Echo Park Entities in an appropriate manner consistent with the terms of this Agreement. The Echo Park Entities acknowledge that the Manager and its Affiliates and their respective employees, officers and agents may also engage in activities unrelated to the Echo Park Entities and may provide services to Persons other than the Echo Park Entities or any of their Affiliates.

12.03        Investment Opportunities and Allocation. The Manager shall be required to use commercially reasonable efforts to present a continuing and suitable investment program to the Echo Park Entities that is consistent with the investment policies and objectives of the Company, but neither the Manager nor any Affiliate of the Manager shall be obligated generally to present any particular Investment opportunity to the Echo Park Entities even if the opportunity is of character that, if presented to the Echo Park Entities, could be taken by the Echo Park Entities. The Echo Park Entities shall not make any Investment unless the Manager has recommended the Investment to the Echo Park Entities. In the event an investment opportunity is located, the allocation procedure set forth under the caption “Conflicts of Interest and Related Party Transactions– Our Affiliates’ Interests in Other Sponsor-affiliated Entities – Allocation of Investment Opportunities” in the Offering Statement shall govern the allocation of the opportunity among the Echo Park Entities and other entities managed by the Manager or its Affiliates.

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Article 13

TERM AND TERMINATION OF THE AGREEMENT

13.01        Term. This Agreement shall have an initial term of fifteen (15) years from the Effective Date and will be automatically renewed for an unlimited number of successive one-year terms each year thereafter unless (x) previously terminated in accordance with Section 13.02 below or (y) terminated and not renewed by the vote of a majority of the Board upon 180 days’ notice to the Manager due to (i) the Manager’s unsatisfactory performance that is materially detrimental to the Company; or (ii) a determination that the asset management fee payable to the Manager is not fair to the Company, subject to the Manager’s right to prevent termination based on unfair fees by accepting a reduction of the asset management fee agreed to by at least two-thirds of the Board.

13.02        Termination by the Company. The Board and the Company (on behalf of itself and the Operating Partnership) pursuant to a vote of (i) two-thirds of the stockholders of the Company or (ii) a majority of the Board, may also terminate this Agreement at any time, including during the initial term, with 30 days’ prior written notice from the Board, but only for cause, which is defined as:

•	The Manager’s continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	The commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

•	The Manager committing fraud against the Echo Park Entities, misappropriating or embezzling its funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its Affiliates and the Manager (or such Affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, this Agreement shall not be terminable; in addition, if the Manager (or such Affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of the Manager’s actual knowledge of its commission or omission, the Manager (or such Affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or

•	the dissolution of the Manager.

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13.03        Termination by the Manager. The Manager may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. The Manager may decline to renew this Agreement by providing the Echo Park Entities with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if the Echo Park Entities default in the performance of any material term of this Agreement and the default continues for a period of 30 days after written notice to the Echo Park Entities specifying such default and requesting the same be remedied in 30 days, the Manager may terminate this Agreement upon 60 days’ written notice.

13.04        Payments on Termination and Survival of Certain Rights and Obligations.

(i)              After the Termination Date, the Manager shall not be entitled to compensation for further services hereunder except it shall be entitled to receive from the Echo Park Entities within 30 days after the effective date of such termination all unpaid reimbursements of expenses and all earned but unpaid fees payable to the Manager prior to termination of this Agreement.

(ii)             The Manager shall promptly upon termination:

(a)                pay over to the Echo Park Entities all money collected and held for the account of the Echo Park Entities pursuant to this Agreement, if any, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(b)               deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(c)               deliver to the Board all assets and documents of the Company then in the custody of the Manager; and

(d)               cooperate with the Company to provide an orderly transition of management and advisory functions.

Article 14

ASSIGNMENT

This Agreement may be assigned by the Manager to an Affiliate with the approval of the Board. The Manager may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Board. This Agreement shall not be assigned by the Echo Park Entities without the consent of the Manager, except in the case of an assignment by the Echo Park Entities to a corporation or other organization that is a successor to all of the assets, rights and obligations of the Echo Park Entities, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Echo Park Entities are bound by this Agreement. Nothing herein shall be deemed to prohibit or otherwise restrict any transfers or additional issuances of equity interests in the Manager nor shall any such transfer or issuance be deemed an assignment for purposes of this Article 14. For the avoidance of doubt, a change in control of the Manager shall not constitute an assignment of this Agreement and will not require the approval of the Board.

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Article 15

INDEMNIFICATION AND LIMITATION OF LIABILITY

15.01        Indemnification. Except as prohibited by the restrictions provided in this Section 15.01, Section 15.02 and Section 15.03, the Echo Park Entities shall indemnify, defend and hold harmless the Manager and its Affiliates, including their respective officers, directors, equity holders, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys’ fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance.

Notwithstanding the foregoing, the Echo Park Entities shall not indemnify the Manager or its Affiliates for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of the Echo Park Entities were offered or sold as to indemnification for violations of securities laws.

15.02        Limitation on Indemnification. Notwithstanding the foregoing, the Echo Park Entities shall not provide for indemnification of the Manager or its Affiliates for any liability or loss suffered by any of them, nor shall any of them be held harmless for any loss or liability suffered by the Echo Park Entities, unless all of the following conditions are met:

(i)              The Manager or its Affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Echo Park Entities.

(ii)             The Manager or its Affiliates were acting on behalf of or performing services for the Echo Park Entities.

(iii)            Such liability or loss was not the result of gross negligence or willful misconduct by the Manager or its Affiliates.

(iv)            Such indemnification or agreement to hold harmless is recoverable only out of the Echo Park Entities’ net assets and not from the Securityholders.

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15.03        Limitation on Payment of Expenses. The Echo Park Entities shall pay or reimburse reasonable legal expenses and other costs incurred by the Manager or its Affiliates in advance of the final disposition of a proceeding only if (in addition to the procedures required by the Maryland General Corporation Law, as amended from time to time) all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Echo Park Entities, (b) the legal proceeding was initiated by a third party who is not a Securityholder or, if by a Securityholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) the Manager or its Affiliates undertake to repay the amount paid or reimbursed by the Echo Park Entities, together with the applicable legal rate of interest thereon, if it is ultimately determined that the particular indemnitee is not entitled to indemnification.

15.04        Indemnification by Manager. The Manager shall indemnify and hold harmless the Echo Park Entities from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys’ fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Manager’s bad faith, fraud, misfeasance, willful misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Manager shall not be held responsible for any action of the Board in following or declining to follow any advice or recommendation given by the Manager.

Article 16

DUTY OF CARE

The Manager shall have a contractual as opposed to a fiduciary obligation to the Echo Park Entities. Notwithstanding the foregoing, to the extent that employees of the Manager also serve as the Company’s officers or directors, such officers and directors shall owe the Company duties under Maryland law in their capacity as officers and directors, which may include the duty to exercise reasonable care in the performance of such officers’ or directors’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure.

Article 17

MISCELLANEOUS

17.01        Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Charter, the Bylaws or is accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Board, the Echo Park Entities:	Nico Echo Park, Benefit Corp. c/o Max Levine 1115 W. Sunset Blvd., #801 Los Angeles, CA 90012
To the Manager:	Nico Asset Management LLC c/o Max Levine 1115 W. Sunset Blvd., #801 Los Angeles, CA 90012

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Either party may at any time give notice in writing to the other party of a change in its address for the purposes of this Section 17.01.

17.02        Modification. This Agreement shall not be changed, modified, terminated or discharged, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or permitted assigns.

17.03        Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

17.04        Construction. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of California.

17.05        Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

17.06        Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

17.07        Gender. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

17.08        Titles Not to Affect Interpretation. The titles of Articles and Sections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

17.09        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

17.10        Remedies. Each party agrees that its liability to the other party (and such party’s sole remedy) for damages, regardless of the form of action, shall be limited to direct money damages.

[The remainder of this page is intentionally left blank.
Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

NICO ECHO PARK, BENEFIT CORP., a Maryland corporation

By:	/s/ Max Levine
	Name:	Max Levine
	Title:	Chief Executive Officer

NICO ECHO PARK OPERATING PARTNERSHIP, LP, a Delaware limited partnership

By: Nico Echo Park, Benefit Corp., its general partner

By:	/s/ Max Levine
	Name:	Max Levine
	Title:	Chief Executive Officer

NICO ASSET MANAGEMENT LLC, a Delaware limited liability company

By:	/s/ Max Levine
	Name:	Max Levine
	Title:	Chief Executive Officer

[Management Agreement]